

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2013

Via Email
Mr. Paul Wensel
General Counsel
Criteo S.A.
32 Rue Blanche
75009 Paris, France

Re: Criteo S.A.
Amendment No. 2 to Registration Statement on Form F-1
Filed October 10, 2013
File No. 333-191223

Dear Mr. Wensel:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

French Tax Consequences, page 205

1. Please remove the statement indicating that this disclosure "is intended only as a general summary" and disclose that it is counsel's opinion. Also, in the disclosure that appears on page 206, remove the disclaimer indicating that the disclosure "does not constitute a legal opinion or tax advice."

Exhibit 5.1

2. Please revise to include an opinion indicating whether the ordinary shares will, when sold, be non-assessable.

Exhibit 8.1

3. Revise the assumption indicating that "all parties had the power, corporate or other, to enter into and perform all obligations thereunder" to limit the assumption to parties other than the registrant. In the next to last paragraph, please state that the disclosure of the French tax consequences is counsel's opinion instead of indicating that the disclosure "present[s] fair summaries of the material French tax consequences."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Ivette Leon, Assistant Chief Accountant, at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Assistant Director
Larry Spirgel

cc: Via Email
        Nicole Brookshire, Esq.
        Stephane Levy, Esq.
        Cooley LLP